Dodge & Cox  /  Investment Managers  /  San Francisco
Student Loan Asset-Backed Securities
Investment Thesis
High Quality
Combination of guarantee, reinsurance and subordination provides strong protection.
Excellent Liquidity
Active secondary market in student loan ABS results in narrow bid/ask spreads.
Incremental Yield
Typically yield 20-30 basis points higher than short duration Treasuries with very little incremental risk.
Risks*
Guarantee Viability
Guarantee/reinsurance may be voided for a loan if it is not properly serviced, exposing investors to the credit risk of underlying borrowers. Servicer must repurchase such loans if more than 1% are affected.
Average Life Uncertainty
Securities could be longer or shorter than expected due to deferments, forbearance, delinquencies, defaults and/or prepayments. Floating rate coupon mitigates impact of average life changes.
Spread Risk
Regulatory changes and/or lender/servicer problems could cause yield premiums to increase (and prices to decline). Price impact mitigated by our focus on shorter average life securities (up to 3 years).
Basis Risk
Trust receives payments based on three-month commercial paper rates but pays bondholders based on
LIBOR, which could lead to cash shortfalls. Trust income exceeds expenses, providing a cushion.
as of January 31, 2007
Overview
Structural Enhancements
* May adversely affect the market value of the securities. Guarantee does not apply to the stability or safety of mutual fund share prices.
This-document-is-based-on-information-available-to-the-public-and-is-for-informational-purposes-only.—No-representation-is-made-that-it-is-accurate-or-complete.—Neither-the-information-nor-any-opinion expressed constitutes an offer to buy or sell the securities mentioned.  It should not be assumed that recommendations made in the future will be profitable or will equal the performance of the securities mentioned herein.  This information is the confidential and proprietary product of Dodge & Cox.  Any unauthorized use, reproduction or disclosure is strictly prohibited.
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Role in Portfolio
– Employed as high-quality,
higher-yielding substitutes for money market
securities and short duration Treasuries.
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Collateral
– Student loans originated through
the Federal Family Education Loan Program
(FFELP). Students borrow at a low interest rate,
subsidized by the U.S. Government. Borrower
and subsidy payments are paid to bondholders.
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Guarantee
– State and non-profit entities
guarantee 97% of principal and accrued interest.
U.S. Dept. of Education (ED) provides full faith
and credit reinsurance of these guarantees.
• 1.25% as of 1/31/2007
• SLMA 2007-1 A1
• SLMA 2007-2 A2
• Aaa/AAA/AAA
Minnesota SBI
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Lender/Servicer Remote
– Securities
issued from a bankruptcy-remote special
purpose trust.
•
Subordinate Bonds
– Subordinate bonds
equal 3% of the Trust, absorbing losses not
covered by the guarantee.
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Excess Spread
– Interest inflows to the
Trust exceed interest outflows.
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Supplemental Accounts
– Reserve
Account and Capitalized Interest Account
are funded with cash at issue.
Student Loan Borrowers
Monthly Payments
Trust
Quarterly Payments
Investors
Guarantee and ED
Reinsurance